Filed by Liberty Media Corporation pursuant to Rule 425

under the Securities Act of 1933.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Entertainment, Inc.

Commission File No.: 333-158795

[LOGO]

LIBERTY MEDIA CORPORATION

NOTICE OF PARTIAL REDEMPTION

OF LIBERTY ENTERTAINMENT COMMON STOCK

Pursuant to Section A.2.(f)(iv) of the Restated Certificate of Incorporation (the “Charter”) of Liberty Media Corporation, a Delaware corporation (the “Company”), the Company hereby notifies you, as a holder of shares of Liberty Entertainment common stock that if certain conditions more fully described herein are satisfied, the Company intends to redeem 90% of the outstanding shares of Liberty Entertainment common stock for all of the outstanding shares of the common stock of Liberty Entertainment, Inc. (“LEI”), a wholly owned subsidiary of the Company.  The redemption and the resulting separation of LEI from the Company is referred to as the “Split-Off” and is more fully described in the Company’s proxy statement (the “Proxy Statement”), dated October 20, 2009, mailed to holders of record of Liberty Entertainment common stock as of 5:00 p.m. NYC time, on October 9, 2009, which is the record date for the special meeting of holders of Liberty Entertainment common stock to be held on November 19, 2009, at 9:30 a.m. NYC time (the “Special Meeting”).  Please contact D.F. King & Co., Inc. at (800) 628-8532 for a copy of the Proxy Statement or with any questions regarding the Special Meeting.

If the proposal relating to the Split-Off receives the requisite stockholder approval at the Special Meeting, and assuming all other conditions to the Split-Off are satisfied or waived, including the satisfaction or waiver of all conditions to the DTV Business Combination described below, the Company intends to redeem at the close of business on November 19, 2009 (the “Redemption Date”), 0.9 of each outstanding share of Liberty Entertainment common stock held by you as of the close of business on the Redemption Date for 0.9 of a share of the corresponding series of common stock of LEI, and you will retain 0.1 of a share of Liberty Entertainment common stock that is not redeemed. In lieu of receiving or retaining any fractional shares in connection with the Split-Off, you will instead receive cash in an amount equal to the product of the applicable fraction multiplied by the average of the high and low reported sales prices on the Nasdaq Global Select Market for the applicable series of Liberty Entertainment common stock on the Redemption Date.

Upon completion of the Split-Off, LEI will hold Liberty Media’s 57% interest in The DIRECTV Group, Inc. (“DIRECTV”), a 100% interest in Liberty Sports Holdings, LLC, a 65% interest in Game Show Network, LLC and approximately $80 million in cash and cash equivalents, together with approximately $2 billion of indebtedness. All of the businesses, assets and liabilities currently attributed to Liberty Media’s Entertainment Group that are not held by LEI would remain with Liberty Media and continue to be attributed to the Entertainment Group. These assets consist primarily of a 100% interest in Starz Entertainment LLC and cash and cash equivalents, which will be tracked by the shares of Liberty Entertainment common stock that are not redeemed. Following the Split-Off, the Company will change the name of the Entertainment Group to the Starz Group and the Liberty Entertainment common stock to the Liberty Starz common stock   For more information about the assets and liabilities of LEI and the Entertainment Group as well as additional information about the timing, process and procedures relating to the Split-Off, please review the Proxy Statement.

Subject to the satisfaction or waiver of all applicable conditions, the business combination transaction among the Company, LEI and DIRECTV and certain other persons (the “DTV Business Combination”) will be completed immediately following the Split-Off, and each of LEI and DIRECTV will become wholly owned subsidiaries of a new public company to be named DIRECTV (“Holdings”).  In the DTV Business Combination, (i) each share of LEI Series A common stock you received in the Split-Off will be exchanged for 1.11111 shares of  Holdings Class A common stock (subject to adjustment), and (ii) each share of LEI Series B common stock you received in the Split-Off will be exchanged for 1.11111 shares of  Holdings Class A common stock (subject to adjustment) (other than with respect to any LEI Series B shares received by the Company’s Chairman of the Board John C. Malone and certain related persons in the Split-Off, which shares will be contributed separately to Holdings). Mr. Malone and certain related persons will contribute each of their shares of LEI Series B common stock to Holdings for 1.11111 shares of Holdings Class B common stock (subject to adjustment). In lieu of receiving any fractional shares in connection with the DTV Business Combination, you will instead receive cash in an amount equal to your pro rata share of the net proceeds from the sale by  the exchange agent in the public market of the aggregate fractional shares of Holdings common stock to be issued in the DTV Business Combination.  For more information about the assets and liabilities of Holdings as well as additional information about the timing, process and procedures relating to the DTV Business Combination, please review the Proxy Statement.

If you hold certificated shares of Liberty Entertainment common stock, you will receive a letter of transmittal from Computershare Trust Company, N.A., the exchange agent, with instructions on how to surrender the certificated shares of Liberty Entertainment common stock that are to be redeemed in exchange for shares of the corresponding series of LEI common stock in the Split-Off and, in turn, shares of the applicable class of Holdings common stock in the DTV Business Combination.  You must surrender your stock certificates together with the duly executed letter of transmittal (and any other documentation required thereby) to Computershare, Corporate Actions, P.O. Box 43014, Providence, RI 02940-3014, in order to exchange your certificates.  You will also receive new certificates in exchange for the shares of Liberty Entertainment common stock not subject to redemption (and to be renamed Liberty Starz common stock) that are represented by a surrendered certificate.  Please do not send your stock certificates to Computershare without a duly executed letter of transmittal.

If you hold shares of Liberty Entertainment common stock in book-entry form you will not need to take any action to receive shares of LEI common stock in the Split-Off and, in turn, shares of Holdings common stock in the DTV Business Combination.  Rather, your account will be debited for the applicable series and number of shares to be redeemed in the Split-Off and promptly thereafter credited with the applicable consideration deliverable to you in exchange therefor. No letter of transmittal will be delivered to you if you hold shares of Liberty Entertainment common stock in book-entry form.

If any of the conditions to the Split-Off or the DTV Business Combination are not satisfied or waived by the close of business on November 19, 2009, the Split-Off will not occur on the projected Redemption Date of November 19, 2009.  In this event, the Company reserves the right to establish and announce a new Redemption Date which would occur upon the satisfaction or waiver of the remaining conditions to the Split-Off, including the earlier of (i) the satisfaction or waiver of the remaining conditions to the DTV Business Combination or (ii) the termination of the merger agreement with DIRECTV.

As soon as practicable following the Special Meeting, the Company will issue a press release announcing the effective date and time of the Split-Off.

November 4, 2009